SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 25 March 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1 - Directorate Change dated 16 March 2011
99.2 - Blocklisting Application dated 25 March 2011

Exhibit No: 99.1

Andrew Cosslett to step down as Chief Executive; to be succeeded by Richard Solomons, Chief Financial Officer and Head of Commercial Development

16 March 2011 - InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] announces that Andrew Cosslett will step down as Chief Executive on 30 June 2011, to be succeeded by Richard Solomons. A Board member since 2003 and currently Chief Financial Officer and Head of Commercial Development, Richard will start in his new position as Chief Executive on 1 July.

David Webster, Chairman of InterContinental Hotels Group PLC, said:
"Andy has been an outstanding Chief Executive since joining the company in February 2005 and we are very appreciative of the contribution he has made during his time at IHG. While we understand and respect his decision to leave at this stage, we are extremely sorry to see him go.

In Richard Solomons we have an able and worthy successor. Richard is a highly respected executive, with deep knowledge of our industry, our business and our brands. He is the Board's first choice to take the company forward.

Richard and Andy have worked very closely over the last six years and in making this appointment the Board is ensuring continuity in management and in our strategy to drive growth.

Richard has been a member of the Board since IHG listed as an independent company in 2003 and has a proven track record as a business leader. He has a deep understanding of IHG drawn from his time in a number of senior roles and I am looking forward to working with him in his new role as Chief Executive."

Andrew Cosslett, Chief Executive, InterContinental Hotels Group PLC, said:
"It has been a real privilege to lead the IHG team and work alongside some of the most talented people in the industry. We are making great progress and are growing strongly. We have successfully executed the move to an asset light business model while creating a unique culture based on a genuine respect for the contribution of our people.

We have a powerful portfolio of brands, including a now fully rejuvenated Holiday Inn, and established leading positions in the biggest and fastest growing markets of the world, including China. The prospects for the Group are excellent and with IHG entering the next phase of its development, and after six years, this is the right time to hand over the reins.

Richard is a great colleague who has been at the heart of the business since IHG became an independent company in 2003. He has intimate knowledge of our hotel operations and brands and enjoys close relationships with our owners and partners around the world. I know IHG will go from strength to strength under his leadership."

Richard Solomons, Chief Financial Officer and Head of Commercial Development, InterContinental Hotels Group PLC, said:
"I am delighted to be given the opportunity to lead the world's largest hotel company and look forward to working with the team to take IHG on the next leg of our journey.

It has been great working with Andy over the last six years. His outstanding leadership has placed IHG in a terrific position. We have an industry leading development pipeline and will continue to build on our success by harnessing the quality of our people, the loyalty of our owners and the strength of our brands. We can look to the future with great confidence."

A full search process is now underway for a replacement Chief Financial Officer.

Andrew Cosslett Biography - Chief Executive

Andrew Cosslett, 55, has been Chief Executive of IHG since February 2005.

Andrew joined IHG from Cadbury Schweppes where he spent 14 years in marketing and general management. He occupied a variety of senior roles with Cadbury Schweppes including Chairman, Cadbury Schweppes Australia, CEO of the Asia Pacific confectionery business, Managing Director, Great Britain & Ireland and President, Europe Middle East and Africa. Before joining Cadbury Schweppes Andrew spent 11 years with Unilever PLC.

Andrew is on the Executive Committee of the World Travel and Tourism Council and a member of the President's Committee of the CBI.

Andrew has a BA (Econ) Hons and MA degree from the University of Manchester. He is married with two children and his interests include rugby, tennis, golf and contemporary music.

Richard Solomons Biography - Chief Financial Officer and Head of Commercial Development

Richard Solomons, 49, has been with IHG since June 1992.

A member of the IHG Board and Executive Committee, Richard leads the Global Finance organisation for the Group. Richard is responsible for strategy, corporate and regional finance, investor relations, tax, treasury, commercial development and procurement.

Richard joined the Group in June 1992 and subsequently held a number of senior roles including Chief Operating Officer of the Americas Hotels division and Interim President of the Americas Region.

He has also been Finance Director of Britvic and Chairman, ahead of its initial public offering (IPO) in 2006. Richard was appointed Finance Director of IHG in February 2003.

Richard qualified as a Chartered Accountant with KPMG Peat Marwick in 1985, and, prior to joining the Group worked in Investment Banking for seven years with Hill Samuel Bank Limited, based in New York and London.

Married with three children, Richard has a BA (Econ) Hons from the University of Manchester.

For further information please contact:

Media Relations
(Leslie McGibbon, Kari Kerr, Giles Deards)                           +44 (0) 1895 512 425

Investor Relations
(Heather Wood)                                                                  +44 (0) 7808 098 793

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.

Notes to Editors:
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  IHG franchises, leases, manages or owns, through various subsidiaries, over 4,400 hotels and more than 640,000 guest rooms in 100 countries and territories around the world.  The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 56 million members worldwide.

IHG has almost 1,300 hotels in its development pipeline, which is expected to create 160,000 jobs worldwide over the next few years.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For our latest news visit www.ihg.com/media, Twitter www.twitter.com/ihgplc or YouTube www.youtube.com/ihgplc.

Exhibit No: 99.2

25 March 2011

InterContinental Hotels Group PLC

Blocklisting Application

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 145,000 Ordinary shares of 13 29/47 pence each under the Executive Share Option Plan, to trade on The London Stock Exchange and to be admitted to The Official List. The shares shall rank equally with the existing issued shares of the Company.

Catherine Springett
Deputy Company Secretary
25 March 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	25 March 2011